INTER&CO, INC BANCO INTER S.A. ANNOUNCES ISSUANCE OF SUBORDINATED FINANCIAL BILLS INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Banco Inter S.A. (“Banco Inter”) has issued Subordinated Financial Bills (“Financial Bills”) in negotiations with professional investors. Perpetual Tier I Notes ("LFSC") were issued in the amount of R$250.200.000,00 (two hundred and fifty million and two thousand reais), and Tier II Notes ("LFSN") were issued in the amount of R$250.200.000,00 (two hundred and fifty million and two thousand reais), bringing the total to R$500.400.000,00 (five hundred million and four thousand reais). The Financial Bills have a repurchase option starting in 2030 , subject to prior authorization by the Central Bank of Brazil, as detailed in the transaction documents. In accordance with Resolutions No. 122 and No. 5007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of Banco Inter’s Reference Equity with an approximated estimated impact of 1,2 percentage point1 on its Basel Ratio. Belo Horizonte, December 18, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer ___________ Note 1: Calculated on the capital base of September 30, 2025.